SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Franklin Limited Duration Income Trust
(Name of Issuer)

Common Stock, without par value
(Title of Class of Securities)

35472T101
(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D’Angelo

(212) 542-4635

with a copy to:

Eleazer Klein, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☒

(Page 1 of 5 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 35472T101	SCHEDULE 13D/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,032,405
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,032,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,032,405
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.03%[1]
14	TYPE OF REPORTING PERSON PN; IA

CUSIP No. 35472T101	SCHEDULE 13D/A	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,032,405
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,032,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,032,405
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.03%[1]
14	TYPE OF REPORTING PERSON IN

____________________________

1 The percentages used in this Schedule 13D/A are calculated based upon 26,835,650 Shares outstanding as of September 30, 2015 as reported in the Issuer’s Annual Report to Shareholders on Form N-CSRS filed on December 1, 2015.

CUSIP No. 35472T101	SCHEDULE 13D/A	Page 4 of 5 Pages

This Amendment No. 2 (“Amendment No. 2”) amends the statement on Schedule 13D filed on March 4, 2016 (the “Original Schedule 13D”) and Amendment No. 1 to the Original Schedule 13D, filed with the SEC on April 20, 2016 (“Amendment No. 1, together with this Amendment No. 2 and the Original Schedule 13D, the “Schedule 13D”) with respect to the common stock, without par value (the “Shares”), of Franklin Limited Duration Income Trust (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Original Schedule 13D and Amendment No. 1. This Amendment No. 2 amends Item 4 as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 16, 2016, SCMF, a fund of Saba Capital, submitted to the Issuer a notice of its intention to nominate Ronald Mass, Thomas H. McGlade, and Peter Tchir (collectively, the “Nominees”) for election to the Issuer’s Board of Trustees at the 2016 annual meeting of shareholders of the Issuer.

CUSIP No. 35472T101	SCHEDULE 13D/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 17, 2016

SABA CAPITAL Management, L.P. /s/ Michael D’Angelo
Name: Michael D’Angelo Title: Chief Compliance Officer

BOAZ R. WEINSTEIN /s/ Michael D’Angelo
Name: Michael D’Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823